[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

July 13, 2007

John M. Ganley, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC20549

Re:                  BlackRock Funds II
                        Registration Statement on Form N-14
                        Securities Act File No. 333-143524

Dear Mr. Ganley:

On behalf of BlackRock Funds II, a Massachusetts business trust (the “Trust”), this letter is in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in writing and in telephone conversations with the undersigned and Sanu Thomas of this firm regarding the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on June 5, 2007, in connection with the acquisition of substantially all of the assets and certain stated liabilities of The GNMA Fund Investment Accumulation Program, Inc. (the “GNMA Program”), a Maryland corporation, by the GNMA Portfolio (the “BlackRock Portfolio”), a series of the Trust.  We have set forth below the Trust’s responses to your comments.  For your convenience, your comments are presented in summary form below and each comment is followed by our response.  Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Registration Statement.

Comments from John Ganley:

General

1.         Comment:         Please provide the Staff with any materials from the GNMA Program’s initial registration relating to the determination that the GNMA Program does not have an investment adviser.

Response:         Please find attached a copy of a letter and accompanying memorandum dated November 1, 1977, from Davis Polk & Wardwell, then counsel to the GNMA Program, to Mr. Leonard I. Chubinsky of the Staff, discussing the operation of the GNMA Program.  As discussed in earlier conversations with Mr. Ganley, we believe that the letter and memorandum make clear that the Staff was aware from the GNMA Program’s inception that it is a non-managed fund and that the transaction agent does not act in an investment advisory capacity.

Questions and Answers Section

BlackRock Funds II
July 13, 2007

1.         Comment:         In the response to the second question of the Questions & Answers section, please add balanced disclosure that explains to GNMA Program shareholders that their total expenses will be higher and that the waivers are voluntary and may be terminated at any time.

Response:         As noted in the Registration Statement, following the Reorganization the Institutional shares of the BlackRock Portfolio will operate under a contractual cap of 0.60% of average daily net assets until February 1, 2008; this cap will continue in effect from year to year thereafter if approved by a majority of the Trustees who (i) are not “interested persons” of the BlackRock Trust or BlackRock Advisors (the “Non-Interested Trustees”), and (ii) have no direct or indirect financial interest in the operation of the Expense Limitation Agreement.  In addition, the Institutional shares of the BlackRock Portfolio will operate under a voluntary expense cap of 0.48% of average daily net assets for a period of two years following the closing of the Reorganization.  The expense cap that will lower total expenses to 0.48% of average net assets is voluntary on the part of BlackRock Advisors, but it may not be changed without the approval of the Board of Trustees of the Trust during that two-year period.  Accordingly, the Trust has revised the disclosure as follows (with the new disclosure underlined):

The GNMA Program Board believes that the Reorganization will benefit shareholders of the GNMA Program because they will become invested in a fund that has similar investment policies.  Also, GNMA Program shareholders will have lower expenses until February 1, 2008 due to a contractual expense cap and for two years after the closing of the Reorganization under a voluntary expense cap that cannot be changed by the adviser of the BlackRock Portfolio, BlackRock Advisors, LLC (“BlackRock Advisors”), without the approval of the Board of Trustees (the “Board”) of the BlackRock Trust.  In addition, the Reorganization provides shareholders with the ability to exchange the Institutional shares they receive in the Reorganization for Institutional shares of other BlackRock Funds, providing the potential for greater diversification.

2.         Comment:         In the response to the fourth question of the Questions & Answers section, please add disclosure that explains that GNMA Program shareholders are likely to receive more shares of the BlackRock Portfolio than they are of the GNMA Program due to the higher net asset value per share of the GNMA Program than the BlackRock Portfolio.

Response:         The Trust believes that the current disclosure is fair and balanced and provides for both scenarios that may occur at the Valuation Time.  However, in response to the Staff’s comment, the Trust has revised the disclosure by adding the following sentence to the end of the response:

As of the date of this Combined Prospectus/Proxy Statement, the net asset value per share of the BlackRock Portfolio is lower than that of the GNMA Program.  If this is true on the Valuation Date for the Reorganization, GNMA Program shareholders will receive a greater number of shares of the BlackRock Portfolio than they own of the GNMA Program.

3.         Comment:         In the response to the seventh question of the Questions & Answer section, please provide balanced disclosure discussing the increase in total expenses and add that the voluntary

BlackRock Funds II
July 13, 2007

waivers may be terminated at any time.  In addition, please modify the last sentence of the answer to state that BlackRock Advisors expects to voluntarily reduce expenses.

Response:         The Trust has revised the disclosure as follows (with the new disclosure underlined).  This revision is similar to the revision made earlier in the Question and Answer section.

Following the Reorganization, the BlackRock Portfolio’s projected net operating expenses are expected to be lower than those of the GNMA Program after taking into account contractual expense caps.  The BlackRock Trust is party to an expense limitation agreement with BlackRock Advisors whereby the total expenses of the Institutional shares (excluding interest expense, acquired fund fees and expenses and certain other fund expenses) paid by the BlackRock Portfolio have been contractually capped at 0.60% of such shares’ average daily net assets until February 1, 2008.  This agreement will continue in effect from year to year thereafter if approved by a majority of the Trustees who (i) are not “interested persons” of the BlackRock Trust or BlackRock Advisors (the “Non-Interested Trustees”), and (ii) have no direct or indirect financial interest in the operation of the agreement.  In addition, BlackRock Advisors has voluntarily agreed to limit the net expenses for the Institutional shares (excluding interest expense, acquired fees and expenses and certain other fund expenses) to 0.48% of such shares’ average daily net assets for a period of two years following the closing of the Reorganization.  This voluntary waiver may not be changed without Board approval.  Total expenses may increase following the two year period.  In addition, after the Reorganization the shareholders of the GNMA Program will be subject to an advisory fee, which is a fee the GNMA Program does not currently incur.

4.         Comment:         In the response to the ninth question of the Questions & Answer section, please provide disclosure about the tax status of potential distributions to GNMA Program shareholders prior to the Reorganization.

Response:         The existing disclosure states that any distributions of capital gains resulting from sales of portfolio assets prior to the Reorganization will be taxable to shareholders.  However, in order to make clear to shareholders that they will receive a taxable distribution in connection with the Reorganization, the following sentence has been added to the end of the response:  “In addition, prior to the Reorganization the GNMA Program will distribute to its shareholders all net investment income not previously distributed to shareholders, and such distribution will be taxable to shareholders.”

Body of Registration Statement

5.         Comment:         Please explain why only stated liabilities are to be assumed under the Reorganization Agreement and state which liabilities will not be assumed by the Acquiring Fund.

Response:         The Reorganization Agreement provides that the BlackRock Portfolio will assume substantially all the assets and the “Stated Liabilities” of the GNMA Program, which are defined as the liabilities listed on the statement of assets and liabilities, dated as of the Closing Date, delivered by the GNMA Program at the Closing.  The only liabilities that will not be assumed by the Acquiring

BlackRock Funds II
July 13, 2007

Fund are those liabilities that are not yet known at the Closing Date.  All normal fund operating expenses of the GNMA Program, including expenses relating to the Reorganization, will be part of the stated liabilities assumed by the Acquiring Fund.

6.         Comment:         Explain why the current statement of additional information of the BlackRock Portfolio is not incorporated by reference into the Combined Prospectus/Proxy Statement.

Response:         The Trust has revised this disclosure to make clear that the statement of additional information for the BlackRock Portfolio is incorporated by reference into the Combined Prospectus/Proxy Statement.

7.         Comment:         The disclosure on the SEC Public Reference Room should be revised to state that investors can call the telephone number to obtain the hours of operation of the SEC Public Reference Room.

Response:         We have revised the disclosure to make clear that the telephone number can be used to obtain the hours of operation.

8.         Comment:         The list of factors considered by the GNMA Program Board regarding the Reorganization states “that the asset base of the GNMA Program will continue to shrink due to the termination of the unit investment trusts that offered distributions into the GNMA Program.”  Please explain why the GNMA Program will not open up for new sales, as opposed to the proposed Reorganization.

Response:         BlackRock Advisors currently has two GNMA funds, with similar investment policies and the same 80% policy.  BlackRock Advisors has determined, and the Boards agreed, that it is undesirable and inefficient to offer two GNMA funds.  In addition, the GNMA Program was created and operated solely as a vehicle for the reinvestment of dividends from certain investment trusts.  It was never intended to be offered to the public generally and was not structured with such sales in mind.

9.         Comment:         Another factor considered by the Board was the lower net operating expenses after to the Reorganization.  Please add balanced disclosure that explains to GNMA Program shareholders that their total expenses will be higher and the waivers are voluntary and may be terminated at any time.

Response:         The Trust has revised the disclosure as follows.  This is similar to the disclosure change made in the Question and Answer section.

The expectation that the Combined Fund will have net operating expenses lower than those of the GNMA Program prior to the Reorganization taking into account a contractual expense limitation agreement and voluntary waivers.  The BlackRock Trust is party to an expense limitation agreement with BlackRock Advisors whereby the total expenses of the Institutional shares (excluding interest expense, acquired fund fees and expenses and certain other fund

BlackRock Funds II
July 13, 2007

expenses) paid by the BlackRock Portfolio have been contractually capped at 0.60% of such shares’ average daily net assets until February 1, 2008.  This agreement will continue in effect from year to year thereafter if approved by a majority of the Non-Interested Trustees of the BlackRock Trust. In addition, BlackRock Advisors has voluntarily agreed to limit the net expenses for the Institutional shares (excluding interest expense, acquired fees and expenses and certain other fund expenses) to 0.48% of such shares’ average daily net assets for a period of two years following the closing of the Reorganization.  This voluntary waiver may not be changed without Board approval.  Total expenses may increase following the two year period.  In addition, after the Reorganization the shareholders of the GNMA Program will be subject to an advisory fee, which is a fee the GNMA Program does not currently incur.

10.       Comment:         Item 3(b)(1) of Form N-14 requires a comparison of the acquired company’s and the registrant’s investment objectives and policies and that any differences be highlighted.  Please provide additional disclosure to highlight the differences in investment policies.  In addition, since the GNMA Program does not have an investment adviser, it may not be appropriate to discuss the Funds’ different benchmarks.

Response:         The Trust has added the following disclosure to this section:

Since the GNMA Program does not have an investment adviser, it employs a passive investment strategy that purchases and sells GNMA securities based on available cash.  The BlackRock Portfolio has an investment adviser and an active management strategy.  It has the ability to engage in transactions other than the purchase and sale of GNMA securities.

In addition, the Trust has removed the references to the benchmarks from this section.

11.       Comment:         Compare the average maturities of each Fund.

Response:         The Trust has added the following disclosure to the end of the first paragraph in the “Comparison” section:

The GNMA Program purchases Ginnie Maes with the longest average maturity and the highest available yield and holds such securities until they mature.  The BlackRock Portfolio invests primarily in Ginnie Mae and other U.S. Government securities in the five to ten year maturity range.

12.       Comment:         In the Fee Table, please explain why there is a footnote in the line item for Management Fees referring to the GNMA Program’s administration fee.

Response:         We agree that this footnote may be confusing and we have deleted it from the Fee Table.

BlackRock Funds II
July 13, 2007

13.       Comment:         The disclosure under the caption “Federal Tax Consequences” does not make clear that GNMA Program shareholders may receive taxable distributions in connection with the Reorganization.  Please provide additional disclosure.

Response:         The existing disclosure states that any distributions of capital gains resulting from sales of portfolio assets prior to the Reorganization will be taxable to shareholders.  However, in order to make clear to shareholders that they will receive a taxable distribution in connection with the Reorganization, the following sentence has been added to the end of the disclosure:

In addition, prior to the Reorganization the GNMA Program will distribute to its shareholders all net investment income not previously distributed to shareholders, and such distribution will be taxable to shareholders.

14.       Comment:         Item 3(c) of Form N-14 requires that the discussion of principal risk factors immediately follow the synopsis required by Item 3(b).  Please move the section entitled Principal Investment Risks in order to comply with Item 3(c).  In addition, Item 3(c) requires that there be a comparison between the risks of the acquired fund and the registrant.  Please provide disclosure comparing the risks.

Response:  This change has been made.  In addition, the Trust has added the following disclosure to address this issue:

Main Differences in Risks

The GNMA Program and the BlackRock Portfolio are both subject to interest rate risk, prepayment risk and extension risk as their principal risks.  The GNMA Program engages only in purchases and sales of GNMA securities, with the ability to invest in U.S. Treasury Bills for defensive purposes.  The GNMA Program does not engage in derivative transactions, while the BlackRock Portfolio has the ability to engage in derivative transactions.  The BlackRock Portfolio is also subject to volatility, counterparty, illiquidity and market risks due to its use of derivatives.  In addition, certain derivative transactions may create leverage and magnify losses to the BlackRock Portfolio.  The BlackRock Portfolio also has a risk of high portfolio turnover due to its strategy and expenses due to its active management.  These latter risks are not incurred by the GNMA Program.

15.       Comment:         Please highlight the differences in the investment strategies in the section captioned “Main Differences in Investment Strategies.”  Add disclosure about the management of both Funds.

Response:  The Trust has added the disclosure in the response to Comment 11 above in response to this comment.

BlackRock Funds II
July 13, 2007

16.       Comment:         Please highlight the differences between the risks of the Funds.  After the proposed Reorganization, GNMA Program shareholders will be shareholders of the BlackRock Portfolio, which appears to have a smaller number of risks.

Response:  The Trust has added the disclosure in the response to Comment 15 above in response to this comment.

17.       Comment:         In the section captioned “Expenses,” please provide balanced disclosure discussing the increase in total expenses and that voluntary waivers may be terminated at any time.

Response:  The Trust has replaced the first paragraph under this heading as follows:

Following the Reorganization, the BlackRock Portfolio’s projected net operating expenses are expected to be lower than those of the GNMA Program after taking into account contractual expense caps.  The BlackRock Trust is party to an expense limitation agreement with BlackRock Advisors, whereby the total expenses of the Institutional shares (excluding interest expense, acquired fund fees and expenses and certain other fund expenses) paid by the BlackRock Portfolio have been contractually capped at 0.60% of such shares’ average daily net assets until February 1, 2008.  This agreement will continue in effect from year to year thereafter if approved by a majority of the Non-Interested Trustees of the BlackRock Trust.  In addition, BlackRock Advisors has voluntarily agreed to limit the net expenses for the Institutional shares (excluding interest expense, acquired fees and expenses and certain other fund expenses) at 0.48% of such shares’ average daily net assets for a period of two years following the closing of the Reorganization.  This voluntary waiver may not be changed without Board approval.  Total expenses may increase following the two year period.  In addition, after the Reorganization the shareholders of the GNMA Program will be subject to an advisory fee, which is a fee the GNMA Program does not currently incur.

18.       Comment:         In the section captioned “Material U.S. Federal Income Tax Consequences of the Reorganization,” please highlight the potential taxable distributions to GNMA Program shareholders due to sales of certain assets in the GNMA Program prior to the Reorganization, which would cause the payment of long-term capital gain taxes.

Response:         The existing disclosure states that any distributions of capital gains resulting from sales of portfolio assets prior to the Reorganization will be taxable to shareholders.  However, in order to make clear to shareholders that they will receive a taxable distribution in connection with the Reorganization, the following sentence has been added to the section:

In addition, prior to the Reorganization the GNMA Program will distribute to its shareholders all net investment income not previously distributed to shareholders, and such distribution will be taxable to shareholders.

19.       Comment:         Please explain why the GNMA Program should have discretion on the treatment of abstentions for purposes of a quorum and obtaining the required vote.

BlackRock Funds II
July 13, 2007

Response:  The Trust will delete the reference to discretion on the part of the GNMA Program.  The Trust will also delete the last sentence of this paragraph and add the following:

Abstentions and broker non-votes (i.e., where a nominee such as a broker holding shares for beneficial owners votes on certain matters pursuant to discretionary authority or instructions from beneficial owners, but with respect to one or more proposals does not receive instructions from beneficial owners or does not exercise discretionary authority) will be counted as present for purposes of a quorum but would have the same effect as votes “Against” the Reorganization.

Comments from Brick Barrientos:

General

1.         Comment:         In all pro forma tables, identify the surviving entity as “BlackRock Portfolio Pro Forma Combined.”

Response:         This change has been made.

Expenses of the Reorganization

2.         Comment:         Discuss the reasonableness of the reorganization costs and disclose how much BlackRock Advisors is paying.

Response:         The Trust has amended the disclosure regarding the Board considerations of the Reorganization as follows (the new language is underlined):

The Board reviewed the fact that the GNMA Program will be responsible for its costs associated with the Reorganization and that BlackRock Advisors will be responsible for the costs of the BlackRock Portfolio.  The costs to be borne by the GNMA Program are expected to be approximately $150,000 and those to be borne by BlackRock Advisors are expected to be approximately $100,000.  The legal, audit and transfer agency fees associated with the Reorganization will be divided equally between the GNMA Program and BlackRock Advisors, while the GNMA Program will bear the costs of printing and mailing this Combined Prospectus/Proxy Statement and of proxy solicitation, and BlackRock Advisors will bear the costs associated with reprinting the prospectus and shareholder reports of the BlackRock Portfolio, copies of which accompany this Combined Prospectus/Proxy Statement.  The Board determined the allocation of costs of the Reorganization and the amount to be borne by the GNMA Program to be reasonable.  The Board also considered that the voluntary expense cap for Institutional shares of the Combined Fund, which will remain in effect for two years from the Closing Date of the Reorganization and cannot be changed without Board approval, should enable the Combined Fund to recoup the costs of the Reorganization.

BlackRock Funds II
July 13, 2007

Material U.S. Federal Income Tax Consequences of the Reorganization.

3.         Comment:         Discuss the potential loss of capital loss carryforwards held by the GNMA Program.

Response:         The following disclosure has been added to the discussion on capital loss carryforwards (with the new disclosure underlined):

The BlackRock Portfolio will succeed to the capital loss carryforwards of the GNMA Program.  The GNMA Program has capital loss carryforwards that, in the absence of the Reorganization, would generally be available to offset its capital gains.  As a result of the Reorganization, the GNMA Program will undergo an "ownership change" for tax purposes (because the GNMA Program is smaller than the BlackRock Portfolio), and accordingly, the BlackRock Portfolio's use of the GNMA Program's capital loss carryforwards will be subject to the tax loss limitation rules of the Code.  However, these limitations are not expected to impose significant restrictions on the use of the GNMA Program's capital loss carryforwards.  The BlackRock Portfolio’s capital loss carryforwards should not be limited by reason of the Reorganization.  For five years beginning after the Closing Date of the Reorganization, the Combined Fund will not be allowed to offset certain pre-Reorganization built-in gains attributable to either Fund (if any) with capital loss carryforwards attributable to the other Fund.

4.         Comment:         Please reflect the reorganization costs in the capitalization table.

Response:         This change has been made.

5.         Comment:         Provide a North America Security Trust analysis supporting the assertion that the BlackRock Portfolio is the appropriate surviving entity.

Response:         According to the factors set forth in the North America Security Trust no action letter (publicly available August 5, 1994), we believe that the BlackRock Portfolio is the appropriate surviving entity, as follows:

  Comparison of investment advisers:  As noted above, the GNMA Program does not have an investment adviser, and follows a passive investment strategy.  The GNMA Program purchases and sells GNMA securities based on yield and maturity.  The BlackRock Portfolio has an investment adviser, BlackRock Advisors, and follows an active management strategy.  The Combined Fund will be actively managed by BlackRock Advisors.
  Comparison of investment objectives:  The investment objectives are somewhat similar.  The GNMA Program’s objective is the safety of capital and income.  The BlackRock Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.  The Combined Fund will follow the BlackRock Portfolio’s objective.
  Comparison of investment policies:  The GNMA Program and the BlackRock Portfolio both invest at least 80% of their assets in GNMA securities.  The BlackRock Portfolio has the ability to engage in derivative transactions, such as purchasing and selling options and swaps.  The GNMA Program

BlackRock Funds II
July 13, 2007

can only invest in GNMA Securities and U.S. Treasury Bills.  The Combined Fund will follow the active management strategies of the BlackRock Portfolio.
  Comparison of investment restrictions:  As noted above, the GNMA Program is limited by its fundamental investment restrictions to the purchase and sale of GNMA securities and U.S. Treasury Bills.  BlackRock Portfolio, under normal circumstances, will invest at least 80% of its assets in GNMA securities, but may also purchase other securities and instruments, including a wide variety of derivative instruments.  The Combined Fund will follow the active management strategies, and adopt the investment restrictions of the BlackRock Portfolio.
  Comparison of expense structures and expense ratios:  The GNMA Program does not pay an advisory fee while the BlackRock Portfolio does.  The Combined Fund will pay an advisory fee.
  Comparison of asset size:  While the assets of the GNMA Program exceed those attributable to the Institutional shares of the BlackRock Portfolio, the BlackRock Portfolio as a whole is considerably larger than the GNMA Program, with approximately $183 million in assets to the GNMA Program’s $119.6 million in assets.
  Comparison of portfolio composition:  The Combined Fund’s portfolio composition will follow that of the BlackRock Portfolio, with the ability to invest in securities other than GNMAs and to engage in derivative strategies.

Pro Forma Financials

Comment:         Please officially file the pro forma financials.  The following comments are based on the pro forma financials sent electronically to the staff.  Include an introductory paragraph which describes the transaction, the entities involved, the periods for which the pro forma information is presented and what the pro forma presentation shows.  All pro forma financials must be properly dated and marked unaudited.

Response:  The Trust will file the pro forma financials as part of its next pre-effective amendment and will include the requested introductory paragraph.

Pro Forma Schedule of Investments

Comment:         Make the statement that no shares of GNMA Program will be sold to comply with the restrictions and policies of BlackRock Fund.  If not, indicate the securities which may be sold with a footnote on the Pro Forma Schedule of Investments.

Response:         The Trust has added disclosure making clear that the GNMA Program is not required to sell any portfolio securities to comply with the restrictions and policies of the Black Rock Portfolio.

Pro Forma Combining Statement of Assets and Liabilities

Comment:         Please show adjustments resulting from payment of reorganization costs.

Response:         This change has been made.

BlackRock Funds II
July 13, 2007

Notes

Comment:         Please include all notes including the basis of the consolidation, valuation of securities, tax status of the merger parties and the transaction, that some of the numbers are based on estimates and the basis of allocating merger costs.

Response:  This change has been made.

Consent

Comment:         Please file the consent of the auditors.

Response:         The Trust will file the consent of the auditors as an exhibit to the next pre-effective amendment to the registration statement.

Generic Tandy Comments

Comment:         In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose Commission from taking any action with respect to the filing; and
  the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         The Trust has authorized us to represent that, with respect to filings made by the Trust with the Commission and reviewed by the Staff, it acknowledges that:

  the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
  Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 728-8558 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

cc:  Alice Pellegrino, Esq.

DAVIS POLK & WARDWELL

1 CHASE MANHATTAN PLAZA
NEW YORK, N.Y. 10005

TELEPHONE: 212 HANOVER 2-3400
TELEX: ITT 421341 WU 126834
CABLE: STETSON NEW YORK

November 1, 1977

Mr. Leonard I. Chubinsky
Securities and Exchange Commission
500 North Capitol Street, N.W.
Washington, D.C. 20545

Re:	Merrill Lynch - New Ginnie Mae Unit Trusts and Reinvestment Plan

Dear Mr. Chubinsky:

                Please find enclosed Pre-filing Review Copy (November 1, 1977) of Form S-6 which includes:

(a) Form of Preliminary Prospectus for the First GNMA Series of The Corporate Income Fund, and

(b) Form of Preliminary Prospectus for the GNMA Fund Investment Accumulation Program (a Non-Managed Fund).

We are going forward promptly with the documentation required to register both of these vehicles under the 1933 and 1940 Acts, as well as under the Blue Sky laws of the various states. Meanwhile, since the prospectuses for the two vehicles have been completely drafted, it seems appropriate to submit them to the staff at this time for review.

Mr. Leonard I. Chubinsky Securities and Exchange Commission	-2-	November 1, 1977

                Attached to this letter is a memorandum dated today which summarizes the structure of the two vehicles. Essentially, the documentation comprises straightforward markups of the regular Corporate Unit Trusts and the related Investment Accumulation Program. We would like, however, to call to your attention particularly three important aspects of the documentation:

1. The Unit Trust prospectus (pages 4-7) and the IAP prospectus (pages 4-6) contain descriptions of the GNMA securities proposed to be purchased by the separate funds. The substance of these descriptions has been submitted to the Department of Housing and Urban Development for review and suggestions made by that Department, as referred to in their letter of September 28, 1977 attached, have been incorporated into the descriptions. In addition, various other changes have been made in the descriptions from the form submitted to HUD and, accordingly, we have resubmitted the Pre-filing Review Copy of the Form S-6 to HUD for a second review of the description of the GNMA securities proposed to be purchased; any additional changes suggested by HUD will, it is contemplated, be incorporated into the documentation either as originally filed or by amendment.

2. The most significant feature of the IAP is that it is a non-managed fund. The investment portfolio, which is proposed to be made up solely of GNMA 1-to-4 family certificates, will be purchased for the IAP by a corporate Transaction Agent (which is expected to be located in Boston) merely by executing purchase transactions on the market in accordance with the explicit instructions set forth in the prospectus. The procedures to be followed are described on page 7 of the IAP prospectus. The Transaction Agent, since it will not be acting in an investment advisory capacity, will not

Mr. Leonard I. Chubinsky Securities and Exchange Commission	-3-	November 1, 1977

receive an investment management advisory fee but will be compensated only for execution of purchase and sale transactions on the basis of their regular and ordinary commissions. This feature of the IAP reduces its costs of operation by .3 of 1% of net asset value as compared with the regular corporate IAP.

3. As referred to under the heading “Portfolio Transactions” on page 14 of the IAP prospectus, it is contemplated that applications will be filed for exemptions under the 1940 Act which would permit, if granted, the Administrators to engage in purchase and sale transactions with the Program as principal. The exemptions applied for, however, are not believed to be of material significance to the Program, as such, and, accordingly, it is planned to request that the 1933 Act registration statements for the two vehicles be made effective after completion of the staff’s review whether or not at that time action has been taken on these applications.

                In the hope that staff review will be expedited by making copies of the documents available to those persons on the staff who are likely to be involved in the clearance procedure, I am sending copies of this letter directly to Mr. Ellis, Mrs. Lewis and Mr. deMichaelis. Also, in view of the fact that applications for exemptions are to be filed under the 1940 Act, copies are also being sent directly to Messrs. Mendelsohn, Osheroff and Payne, as being the staff members most likely to be involved from this standpoint.

                Please do not hesitate to raise any questions which you may have with regard to the enclosure, either with the undersigned or with Messrs. Patrick S. Kenadjian or David M. Wells of this office.

Cordially, /s/ William A. Kaynor William A. Kaynor
cc:	W. Burrell Ellis Carolyn B. Lewis Jeremiah deMichaelis Sydney H. Mendelsohn Gerald Osheroff Glenn A. Payne

November 1. 1977

Merrill Lynch – New Ginnie Mae
Unit Trusts and Reinvestment Plan

        This memorandum outlines briefly the high points of the proposed new Ginnie Mae Unit Trusts and Reinvestment Plan. The basic concept followed in structuring these new vehicles is to “piggyback” them on our existing forms with a view to simplifying and expediting SEC and Blue Sky clearance. Thus, the Unit Trusts are envisioned as new series of the existing Corporate Income Fund, entitled First GNMA Series, etc., investing the bulk of their fixed portfolios in single family and project Ginnie Maes with a portion, not to exceed 20%, available to be invested in other U.S. guaranteed paper. Similarly, the Reinvestment Plan follows very closely the format of the existing Investment Accumulation Program for The Corporate Income Fund with the very important exception that there is no portfolio management and no portfolio management fee. The basic concept here is that the breadth and liquidity of the market for Ginnie Maes will permit the transaction agent, as a mechanical and administrative matter, to invest funds on a continuing basis in single family Ginnie Maes without performing any advisory or management functions at all. Like the existing Investment

Accumulation Program, a 2/10ths of 1% administration fee is to be paid to ML, Bache and Reynolds.

        The important advantages of this new Unit Trust-Reinvestment Plan package include:

– A current return to the investor on the Unit Trust certificates after the 3% sales load which should be attractive and saleable taking into account the 100% U.S. government guarantee. Inclusion in the portfolio of higher yielding (as compared with single family Ginnie Maes) project mortgage pools and other U.S. guaranteed obligations should permit a greater return to the investor than if the Unit Trust invested only in single family paper.

– The “Opt-Out” Reinvestment Plan permits the elimination of the ragged and erratic returns of principal which are a feature of holding a straight Ginnie Mae. The attractiveness of this feature is reinforced by the elimination of any investment management advisory fee and the corresponding reduction in the cost of the Program.

W. A. Kaynor

The Corporate Income Fund
First and Subsequent GNMA Series

Form	To be issued in $1,000 units in new trusts to be formed as additional series of The Corporate Income Fund.

Sales Load	3% of Public Offering Price.

Distributions	To be made on a monthly basis paralleling the distribution techniques of the CIF.

Reinvestment Plan	Certificateholder will be given the opportunity on an “opt-out” basis to reinvest principal and income distributions in an Investment Accumulation Program (similar to those already created for other series of CIF except that there will be no portfolio management and no investment management advisory fee) which will in turn invest and reinvest in a portfolio of single family Ginnie Mae certificates.

Sponsors	Merrill Lynch, Pierce, Fenner & Smith Incorporated Bache Balsey Stuart Shields Incorporated Reynolds Securities Inc.

Corporate Fiduciary	A corporate fiduciary (probably The Bank of New York which acts for other CIF series), as trustee, would perform the traditional CIF custodial-trusteeship functions.

Evaluator	Probably Interactive Data Services, Inc., the evaluator for other CIF series.

Set-Up Expenses	Initial set-up expenses for each Series (printing, accounting, legal, etc.) would be for the accounts of the Sponsors. It is expected that these expenses would be comparable to those of other series of CIF.

Ongoing Expenses	The expenses of the traditional custodial-trusteeship-evaluation functions of the CIF would be expected to approximate current levels.

Portfolio Assemblage and Deposit	Each portfolio for a GNMA Series would be purchased on the bid side of the market by the Sponsors as principals for deposit in each new series on the offer side of the market prior to the public offering in the same manner as other CIF Series.

Portfolio Composition	Primarily single family (i.e., 1- to 4-family dwellings) with a portion of the portfolio to be invested in higher yielding project mortgages on apartments and hospitals and, to an extent not exceeding 20%, other U. S. guaranteed paper.

Redemption and Market Maintenance	The units of each GNMA Series would be redeemable at any time at net asset value. It is anticipated that the Sponsors would maintain a secondary market for outstanding units, but that, if it proves feasible to bring out a number of GNMA Series, the necessity of maintaining an “evergreen” prospectus could be avoided by depositing old units in new GNMA Series.

Federal Taxes	It is proposed that each GNMA Series would qualify for federal tax status as a “regulated investment company”, which is the same tax structure used in the other CIF series.

IRS clearance of the proposed structure would not be required.

SEC and Blue Sky Clearance	It is anticipated that SEC and Blue Sky clearance on a “piggyback” basis with the regular CIFs can be anticipated to be fairly prompt.

INVESTMENT ACCUMULATION PROGRAM
FOR THE CORPORATE INCOME FUND
FIRST AND SUBSEQUENT GNMA SERIES

Form	A new Maryland corporation (The GNMA Fund Accumulation Program, Inc.) similar to the investment accumulation program for the other series of The Corporate Income Fund.

Names	The common capital stock of the new corporation would be entitled, say “The GNMA Fund Investment Accumulation Program (a non-managed fund)”.

Administrators	Each of the CIF sponsors would be an Administrator with respect to the new Program, either directly or through an affiliate, under arrangements which would he substantially identical to those of the existing investment accumulation programs and for the same annual fee -- 0.2 of 1% of net asset value.

No Investment Management	There would be no investment management and no investment management advisory fee. The concept is to specify the type and maturity of Ginnie Maes to be purchased with sufficient particularity so that the trading desk of the Transaction Agent could execute purchase and sale transactions as a mechanical matter without further instructions.

Investment	Investments would be made in the longest maturity single family Ginnie Maes reasonably available on the market. The purchase of securities for the Program, however, would be subject to the 1940 Act restriction on purchases from affiliated parties applicable to open-end funds which do not apply to the acquisition of securities for deposit in GNMA series of CIF, with the possibility, however, of receiving exemptive relief from the SEC. It is expected that applications for the necessary exemptions will be filed at the same time that the Program is registered with the SEC.

Redemptions	Shares of the Program would be redeemable at any time at net asset value. Sales function by the Transaction Agent will cover the possibility of redemptions in excess of cash inflow.

Reinvestment of Distributions	Shares in the Program would be offered without sales load to holders of units of newly formed GNMA series of CIF on an “opt-out” basis, initially at $25 per share and on a continuing basis at net asset value. Distributions on account of investment income and/or principal and capital gains would be subject to reinvestment.

Directors	A minimum of one affiliated and two nonaffiliated directors of the Program will have to be selected.

Agency Functions	Certain agency functions for the new Program, i.e., custodianship of securities, stock transfer, payment of dividends, etc., would be conducted through a corporate fiduciary as Program Agent (probably The Bank of New York which acts for the other CIF investment accumulation programs). Portfolio transactions would be executed through a separate corporate fiduciary located in Massachusetts.

Expenses	Initial set-up and ongoing expenses would be paid by the new Program, subject to the customary Blue Sky limitations. Prospectus costs and certain administrative costs would be paid by the Administrators.

SEC and IRS Clearance	In general, it is believed that we could anticipate fairly rapid SEC clearance since we would, in effect, be piggybacking on the other CIF programs. However, the exemptions to be requested to permit the Administrators to sell paper to the Program can be expected to require more time, and they will probably not be in place when the Program becomes effective.

IRS clearance of the Program would not be required.